4C-112 DC CS

7568700002

AMENDMENT OF ARTICLES OF INCORPORATION
OF
ENETPC, INC.

THE UNDERSIGNED, Chief Executive Officer, President and Chief Financial Officer of eNetpc, Inc., a Minnesota corporation (the "**Corporation**"), hereby certifies that the following Articles of Amendment have been duly adopted by the Corporation's Board of Directors, pursuant to the provisions of the Minnesota Business Corporation Act:

1. The name of the Corporation is: eNetpc, Inc.

2. Article VI of the Corporation's Articles of Incorporation is amended to read in its entirety as follows:

   The aggregate number of shares that this corporation has the authority to issue is Four Million (4,000,000), with a par value of One Cent ($0.01) per share.

3. This amendment is a result of the Corporation's 1-for-5 stock combination declared by the Corporation's Board of Directors to be effective to the holders of the Corporation's capital stock, par value $.01 per share, of record as of the close of business on January 14, 2004.

4. This amendment will not adversely affect the rights or preferences of the holders of outstanding shares of any class or series, and will not result in a percentage of authorized shares of any class or series that remains unissued after the combination that exceeds the percentage of authorized shares of that class or series that were unissued before the combination.

5. This amendment has been adopted pursuant to Chapter 302A of the Minnesota Statutes, also called the Minnesota Business Corporation Act.

6. This amendment shall be effective January 19, 2004.

IN WITNESS WHEREOF, the undersigned has hereunto set his hand on this 14th day of January 2004 .

STATE OF MINNESOTA
DEPARTMENT OF STATE
FILED
JAN 14 2004
Mary Kiffmeyer
Secretary of State

ENETPC, INC.

Richard A. Pomije, Chief Executive Officer,
President and Chief Financial Officer

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